EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For June 26, 2002

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

BBVA Banco Francés

CONTACT:

María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

BBVA BANCO FRANCES (NYSE:BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA)

Buenos Aires, June 25, 2002

BBVA Banco Francés hereby informs that the Board of Directors decided to call an Ordinary and Extraordinary Shareholders' Meeting to be held on August 7, 2002, to vote on, among others issues, a capital increase of up to 1,250 million shares, to be realized in cash and in certain eligible assets. The Shareholders' Meeting will establish the parameters by which the share premium, the valuation of the eligible assets and the relevant exchange ratio will be determined. Furthermore, the Shareholders' Meeting will consider whether to delegate to the Board of Directors all necessary powers to determine the terms and conditions of the issuance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Dated: June 26, 2002

By: ______________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager